UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K/A

CURRENT REPORT
**Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934**

APRIL 20, 2004
Date of report (Date of earliest event reported)

SIEBEL SYSTEMS, INC.
(Exact name of Registrant as Specified in Charter)

Delaware	**0-20725**	**94-3187233**
(State or Other Jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

**2207 Bridgepointe Parkway
San Mateo, CA 94404**

(Address of Principal Executive Offices, including Zip Code)

(650) 477-5000

(Registrant's telephone number, including area code)

Item 7.   Financial Statements, Pro Forma Financial Information and Exhibits.

On May 4, 2004, Siebel Systems, Inc., a Delaware corporation ("Siebel Systems"), filed a Current Report on Form 8-K to report the acquisition of Eontec Limited, an Irish company limited by shares ("Eontec"), by its wholly-owned subsidiary, Siebel Systems Ireland Holdings Limited. As permitted under Item 7 of Form 8-K, Siebel Systems previously indicated that it would file the financial statements and pro forma financial information required under Items 7(a) and 7(b) of Form 8-K no later than the date required. This amended Current Report on Form 8-K provides the required financial information and amends Item 7 of the Current Report on Form 8-K filed by Siebel Systems on May 4, 2004.

(a) Financial Statements of Business Acquired.

The following audited financial statements of Eontec are included as Exhibit 99.2 in this amended Current Report:

Independent Auditors' Report
Consolidated Profit and Loss Account for the Years Ended December 31, 2003 and 2002
Consolidated Balance Sheets as of December 31, 2003 and 2002
Consolidated Cash Flow Statement for the Years Ended December 31, 2003 and 2002
Notes to the Consolidated Financial Statements

(b) Pro Forma Financial Information.

The following unaudited condensed combined pro forma financial statements of Siebel Systems, giving effect to the acquisition of Eontec, prepared pursuant to Article 11 of Regulation S-X, are included as Exhibit 99.3 in this amended Current Report:

Unaudited Pro Forma Combined Condensed Balance Sheet as of March 31, 2004
Unaudited Pro Forma Combined Condensed Statement of Operations for the Three Months Ended March 31, 2004
Unaudited Pro Forma Combined Condensed Statement of Operations for the Year Ended December 31, 2003
Notes to Unaudited Pro Forma Combined Condensed Financial Statements

(c) Exhibits.

The following exhibits are filed as part of this report:

2.1   Share Purchase Agreement dated as of April 20, 2004, by and among Siebel Systems Ireland Holdings Limited, Eontec Limited, the Selling Shareholders and Bernard Horn, as Shareholders' Agent. (1)

23.1   Independent Auditors' Consent. (2)

99.1   Press Release, dated as of April 20, 2004, entitled "Siebel Systems Acquires Eontec to Deliver Next-Generation Retail Banking Solution." (1)

99.2   Audited financial statements of Eontec Limited as of and for the years ended December 31, 2003 and 2002. (2)

99.3   Unaudited pro forma combined condensed financial statements of Siebel Systems, giving effect to the acquisition of Eontec Limited. (2)

_____

(1) Incorporated by reference to Siebel Systems' Current Report on Form 8-K filed on May 4, 2004 with the SEC.

(2) Filed herewith.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SIEBEL SYSTEMS, INC.

Dated: June 30, 2004   By: /s/ Kenneth A. Goldman
                                                         Kenneth A. Goldman
                                                         Senior Vice President,
                                                           Finance and Administration
                                                           and Chief Financial Officer

INDEX TO EXHIBITS

2.1   Share Purchase Agreement dated as of April 20, 2004, by and among Siebel Systems Ireland Holdings Limited, Eontec Limited, the Selling Shareholders and Bernard Horn, as Shareholders' Agent. (1)

23.1   Independent Auditors' Consent. (2)

99.1   Press Release, dated as of April 20, 2004, entitled "Siebel Systems Acquires Eontec to Deliver Next-Generation Retail Banking Solution." (1)

99.2   Audited financial statements of Eontec Limited as of and for the years ended December 31, 2003 and 2002. (2)

99.3   Unaudited pro forma combined condensed financial statements of Siebel Systems, giving effect to the acquisition of Eontec Limited. (2)

---

(1) Incorporated by reference to Siebel Systems' Current Report on Form 8-K filed on May 4, 2004 with the SEC.
(2) Filed herewith.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Eontec Limited:

We consent to incorporation by reference in the registration statement on Forms S-3 (Nos. 333-47062, 333-68041 and 333-91777) and Forms S-8 (Nos. 333-07983, 333-22763, 333-40437, 333-53369, 333-72969, 333-85007, 333-94243, 333-41792, 333-49986, 333-51018, 333-52998, 333-55406, 333-59526, 333-72218, 333-75052 and 333-106671) of Siebel Systems, Inc. of our report dated June 29, 2004 relating to the consolidated balance sheets of Eontec Limited and subsidiaries as of December 31, 2002 and 2003, and the related consolidated profit and loss accounts and cash flows for each of the years in the two-year period ended December 31, 2003, which report appears in this Current Report on Form 8-K/A of Siebel Systems, Inc.

/s/ KPMG

KPMG
Dublin, Ireland
June 30, 2004

Exhibit 99.2

**EONTEC LIMITED
CONSOLIDATED FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED
DECEMBER 31, 2003 AND 2002**

Independent auditors' report

The Board of Directors and Stockholders of Eontec Limited

We have audited the accompanying consolidated financial statements of Eontec Limited and subsidiaries (together the "group") comprising consolidated balance sheets as at 31 December 2003 and 31 December 2002 and the related consolidated profit and loss account and cash flows for the two years ended 31 December 2003. These consolidated financial statements are the responsibility of the company's directors and management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Ireland and the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the group as of 31 December 2003 and 31 December 2002 and the results of its operations and cash flows for each of the two years ended 31 December 2003, in conformity with generally accepted accounting principles in the Republic of Ireland.

Accounting principles generally accepted in the Republic of Ireland vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

/s/ KPMG

Dublin, Ireland
June 29, 2004

1

Eontec Limited

Consolidated profit and loss account
for the year ended 31 December 2003

	Note	2003 €	2002 €
Turnover – continuing operations	3	**13,670,419**	15,376,880
Cost of sales		**(4,617,983)**	(4,928,796)
Gross profit		**9,052,436**	10,448,084
Operating expenses	5	**(15,659,372)**	(19,637,624)
Loss on ordinary activities before interest and tax		**(6,606,936)**	(9,189,540)
Interest receivable and similar income		**115,974**	433,671
Interest payable and similar charges	6	**(58,207)**	(64,383)
Loss on ordinary activities before taxation	7	**(6,549,169)**	(8,820,252)
Tax on loss on ordinary activities	8	**(95,775)**	(73,263)
Loss retained for the year		**(6,644,944)**	(8,893,515)
Profit and loss account at beginning of year		**(34,442,524)**	(25,549,009)
Profit and loss account at end of year		**(41,087,468)**	(34,442,524)

The group had no recognised gains or losses in the financial year or the preceding financial year other than those dealt with in the consolidated profit and loss account.

The accompanying notes are an integral part of the financial statements.

Eontec Limited

Consolidated balance sheet
at 31 December 2003

	Note	2003 €	2003 €	2002 €	2002 €
Fixed assets					
Tangible assets	9		**802,486**		1,351,280
Current assets					
Debtors	10		**2,931,463**		1,645,889
Cash at bank and in hand			**4,116,280**		10,624,690
			7,047,743		12,270,579
Creditors: amounts falling due within one year	11		**(7,368,682)**		(9,164,744)
Net current (liabilities)/assets			**(320,939)**		3,105,835
Total assets less current liabilities			**481,547**		4,457,115
Creditors: amounts falling due after more than one year	12		**(2,692,214)**		(23,643)
Net (liabilities)/assets			**(2,210,667)**		4,433,472
Capital and reserves					
Called up share capital	13		**4,086,801**		4,086,676
Capital conversion reserve fund			**33,853**		33,853
Share premium	14		**34,756,147**		34,755,467
Profit and loss account			**(41,087,468)**		(34,442,524)
Shareholders' (deficit)/funds	15				
Equity		**(26,360,821)**		(19,716,682)	
Non-equity		**24,150,154**		24,150,154	
			(2,210,667)		4,433,472

The accompanying notes are an integral part of the financial statements.

Eontec Limited

Consolidated cash flow statement
For the year ended 31 December 2003

	Note	2003 €	2002 €
Net cash outflow from operating activities	*16(a)*	**(6,144,149)**	(11,451,437)
Return on investments and servicing of finance	*16(b)*	**57,767**	369,288
Taxation paid		**(40,851)**	(50,842)
Capital expenditure and financial investments	*16(b)*	**(178,706)**	(634,311)
Net cash outflow before financing		**(6,305,939)**	(11,767,302)
Financing	*16(b)*	**(181,197)**	(168,764)
Decrease in cash	*16(c)*	**(6,487,136)**	(11,936,066)

The accompanying notes are an integral part of the financial statements.

Eontec Limited

Notes
(forming part of the financial statements)

1 Statement of accounting policies

The principal accounting policies, all of which have been applied consistently throughout the year and the preceding year, are set out below:

Basis of preparation and going concern

The financial statements have been prepared in euro in accordance with generally accepted accounting policies under the historical cost convention and comply with financial reporting standards of the Accounting Standard Board as promulgated by the Institute of Chartered Accountants in Ireland.

Subsequent to the year end, on 20 April 2004, the entire share capital of Eontec Limited was acquired by Siebel Systems Ireland Holdings Limited, a company incorporated in the Republic of Ireland and a subsidiary of Siebel Systems, Inc. ("Siebel"). Siebel then became the ultimate parent undertaking and controlling party. The directors have sought and obtained confirmation from Siebel that sufficient financial support will be provided to the company to enable it to meet its obligations as they fall due for the foreseeable future covering the period to at least 12 months from the date of approval of these financial statements. As a result, the directors believe it appropriate to prepare the financial statements on the going concern basis.

Revenue recognition

The group derives its revenue principally from the sale of software licences, services, and maintenance support.

Where agreements signed with customers allow for the separate accounting treatment of the licence and service components or do not include services, licence revenue is recognised where there is persuasive evidence that an arrangement exists, delivery has occurred, the fee is fixed and determinable, collectibility is probable, no significant obligations with regard to installation or implementation of the software remain, and customer acceptance, when applicable has been obtained.

Where agreements signed with customers do not allow for the separate accounting treatment of the licence and software components or where software requires significant modification or customisation, licence revenue is recognised under the percentage of completion contract accounting method as the related services are essential to the functionality of the software. The group measures percentage of completion based on labour hours incurred to date as a proportion of total labour hours allocated to the contract. The group believes that the use of the percentage of completion method is appropriate as the group has the ability to prepare reasonably dependable estimates of the extent of progress towards completion, contract revenues and contract costs.

Eontec Limited

Notes *(continued)*

1 Statement of accounting policies *(continued)*

Revenue recognition *(continued)*

Provisions for estimated losses on uncompleted contracts are recorded where necessary in the period in which such losses become probable based on the current contract cost estimates.

The excess of licence fees received over revenue recognised in respect of such fees is recorded as deferred revenue.

For the purposes of the disclosure of turnover in note 3 to the financial statements, all service revenue which is accounted for in conjunction with licence revenue is presented as services revenue based on the values stated in the contract with customers.

The group's other service revenue consists of revenue generated from consulting services. Revenues related to consulting services performed by the group are generally billed on a time and materials basis and are recognised as the services are performed. However, if the consulting agreement is a fixed fee arrangement, revenue may be recognised using the percentage completion method as the related services are performed or recognised in stages on achievement of milestones.

Rebillable out-of-pocket expenses are included within revenue and revenue is recognised as the expenses are incurred.

Maintenance revenue is recognised rateably over the term of the explicit or implicit maintenance term.

Foreign currency

Transactions denominated in foreign currencies are recorded in Euro at actual exchange rates at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are translated using the rate of exchange ruling at the balance sheet date. Any gain or loss arising from a change in exchange rates subsequent to the date of the transaction is included as an exchange gain or loss in the profit and loss account.

Subsidiaries denominated in a foreign currency are translated using the temporal method. The directors believe that the operations of foreign currency subsidiaries should be regarded as being more dependent on the economic environment of the company's currency than on that of the subsidiaries' reporting currencies. Non-monetary assets are translated at their historical rates of exchange. At the balance sheet date, monetary assets are translated at the exchange rate ruling at that date. Transactions during the period are translated at the exchange rate applicable at that date or the average for the period. Foreign exchange gains or losses are recorded in the profit and loss account.

Eontec Limited

Notes *(continued)*

1   Statement of accounting policies *(continued)*

Basis of consolidation

The consolidated financial statements include the financial statements of the company and all of its subsidiaries. All intercompany transactions and balances have been eliminated in their preparation. The results of subsidiaries incorporated during the period are included in the consolidated profit and loss account from the date of incorporation.

Taxation

Current tax is provided on the group's taxable profits, at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date. Provision is made at the rates expected to apply when the timing differences reverse. Timing differences are differences between the group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in taxable profits in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Leases

Assets held under leasing arrangements which transfer substantially all the risks and rewards of ownership to the group ("finance leases") are capitalised. The capital element of the related rental obligations is included in creditors. The interest element of the rental obligations is charged to the profit and loss account so as to produce a constant periodic rate of change in proportion to the capital balances outstanding.

Rentals in respect of all other leases ('operating leases') are charged to the profit and loss account as they fall due. Rent free periods on operating leases are recognised in rental expense and allocated on a straight line basis over the lease term.

Tangible fixed assets

Tangible fixed assets are stated at cost, less accumulated depreciation which is provided in order to write off the cost of the assets over their estimated useful economic lives at the following annual rates:

Computer equipment	-	33.3%	Straight line
Furniture and fittings (including leasehold improvements)	-	25%	Straight line
Motor vehicles	-	20%	Straight line

Eontec Limited

Notes *(continued)*

1   Statement of accounting policies *(continued)*

Research and development expenditure

Research and development expenditure is written off to the profit and loss account in the period in which it is incurred.

Pension costs

The group provides for pensions for employees through a number of defined contribution pension schemes. Contributions in respect of the schemes are charged to the profit and loss account in the period in which they are incurred. Any difference between the amounts charged to the profit and loss account and contributions paid to the pension schemes are included within "debtors" or "creditors" in the balance sheet.

Share options

The group has implemented the recommendations of the Urgent Issues Task Force Bulletin No. 17. The cost of awards to employees that take the form of rights to subscribe for shares are recognised as an expense in the profit and loss account. The amount recognised is determined as the difference, if any, between the fair value of the shares at the date of the award and the amount of the consideration, if any, that participants may be required to pay for the shares. The compensation cost, if any, is charged to the profit and loss account over the vesting period of the options.

Grants

Grants of a revenue nature are credited to income so as to match them with the expenditure to which they relate.

2   Principal activities

The group is engaged in the development, sale and maintenance of software systems, aimed principally at the banking sector, together with the provision of related professional services. The company is incorporated in Ireland and, on 20 April 2004, became ultimately wholly owned by Siebel Systems, Inc., a company incorporated in the United States of America.

Eontec Limited

Notes *(continued)*

3   Turnover

Turnover analysed by category comprises:

	2003 €	2002 €
Software licence	5,175,021	3,491,000
Services	5,696,400	8,993,880
Rebillable out-of-pocket expenses	582,449	951,000
Post contract support services	2,216,549	1,941,000
	13,670,419	15,376,880

4   Employees and remuneration

The average number of persons employed during the year by the group was as follows:

	2003	2002
Software engineers	100	139
Administration	11	13
Sales	31	40
	142	192

Their total remuneration was:

	2003 €	2002 €
Wages and salaries	9,929,157	12,369,656
Social welfare costs	847,804	1,180,496
Pensions	369,642	472,295
	11,146,603	14,022,447

Eontec Limited

Notes *(continued)*

5 Operating expenses

	2003	2002
	€	€
Administrative expenses	2,579,422	3,286,360
Selling and distribution expenses	6,918,747	7,932,608
Research and development expenses	5,118,492	7,625,518
Rationalisation costs (a)	1,042,711	793,138
	15,659,372	19,637,624

(a) The rationalisation costs relate to payments to employees made redundant during restructurings of the business which occurred in 2002 and 2003. The 2003 charge includes compensation of €750,000 paid to a director for loss of office. All such costs are in respect of continuing operations.

6 Interest payable and similar charges

	2003	2002
	€	€
Bank loans and overdrafts, repayable within one year	48,277	37,602
Finance lease interest	9,930	26,781
	58,207	64,383

7 Loss on ordinary activities before taxation

The loss on ordinary activities before taxation is stated after charging the following:

	2003	2002
Directors' remuneration	€	€
- fees	79,326	85,047
- pension contributions	37,251	38,547
- compensation for loss of office	750,000	-
- other emoluments	693,450	511,920
Auditors' remuneration	55,697	38,092
Operating lease rentals in respect of items other than plant and machinery	810,826	930,656
Depreciation	727,500	760,445

Eontec Limited

Notes *(continued)*

8   Taxation on loss on ordinary activities

The taxation charge on loss on ordinary activities comprises:

	2003	2002
	€	€
Irish corporation tax at 10 %	-	-
Foreign corporation tax	**95,775**	73,263
	95,775	73,263

The effective rate of Irish corporation tax assessed for the year is different than the standard rate of corporation tax. The differences are explained below:

	2003	2002
	€	€
Loss on ordinary activities before tax	**(6,549,169)**	(8,820,252)
Loss on ordinary activities at standard Irish corporation tax at effective rate of 10%	**(654,917)**	(882,025)
Effects of:		
Losses not utilised	**654,917**	882,025
Foreign corporation tax on subsidiary profits	**95,775**	73,263
Current tax charge for the year	**95,775**	73,263

A deferred tax asset amounting to approximately €4.0 million (2002 - €3.4 million) in respect of losses available for carry forward has not been recognised in accordance with the group's accounting policy.

Eontec Limited

Notes *(continued)*

9   Tangible fixed assets

	Computer equipment €	Furniture & fittings €	Motor vehicles €	Total €
Cost				
At beginning of year	2,240,894	962,420	20,532	3,223,846
Additions	119,345	59,361	-	178,706
Disposals	-	-	(20,532)	(20,532)
At end of year	**2,360,239**	**1,021,781**	**-**	**3,382,020**
Depreciation				
At beginning of year	1,461,584	390,450	20,532	1,872,566
Charge for the year	549,330	178,170	-	727,500
Disposals	-	-	(20,532)	(20,532)
At end of year	**2,010,914**	**568,620**	**-**	**2,579,534**
Net book value				
At 31 December 2003	**349,325**	**453,161**	**-**	**802,486**
At 31 December 2002	779,310	571,970	-	1,351,280

Included above are assets acquired under finance leases as follows:

	Net book value 31 December 2003 €	Net book value 31 December 2002 €	Depreciation charge for year ended 31 December 2003 €
Computer equipment	33,473	156,214	122,741
Furniture and fittings	14,762	26,550	11,788
Total	**48,235**	182,764	134,529

Eontec Limited

Notes *(continued)*

10 Debtors: amounts falling due within one year

| | **2003** | 2002 |
	€	€
Trade debtors	**2,286,739**	1,181,344
Prepayments and accrued income	**606,096**	412,564
Other income	**38,628**	51,981
	2,931,463	1,645,889

11 Creditors: amounts falling due within one year

| | **2003** | 2002 |
	€	€
Bank loans and overdrafts	**37,462**	58,736
Finance lease obligations	**24,133**	182,492
Trade creditors	**974,061**	463,800
Accruals	**1,579,390**	1,294,582
Deferred revenue	**4,147,933**	6,504,465
Payroll taxes due	**251,157**	234,137
VAT payable	**253,004**	372,918
Other creditors	**24,197**	31,193
Foreign corporation tax	**77,345**	22,421
	7,368,682	9,164,744

Eontec Limited

Notes *(continued)*

12 Creditors: amounts falling due after more than one year

	2003 **€**	2002 €
Deferred revenue	**2,692,214**	-
Finance lease obligations	**-**	23,643
	2,692,214	23,643

13 Called-up share capital

Authorised	**2003**	2002
Equity shares	**€**	€
90,000,000 Ordinary shares of €0.125 each	**11,250,000**	11,250,000
5,000,000 "A" Ordinary shares of €0.125 each	**625,000**	625,000
3,000,000 "B" Ordinary shares of €0.125 each	**375,000**	375,000
Non-equity shares		
2,000,000 "C" Ordinary Shares of €0.125 each	**250,000**	250,000
50,000,000 Series A Convertible Preference Shares of €0.125 each	**6,250,000**	6,250,000
	18,750,000	18,750,000

Allotted, called up and fully paid	**2003**	2002
Equity shares	**€**	€
12,137,328 Ordinary shares of €0.125 each (2002: 12,136,328)	**1,517,166**	1,517,041
3,350,000 "A" Ordinary shares of €0.125 each	**418,750**	418,750
1,360,000 "B" Ordinary shares of €0.125 each	**170,000**	170,000
Non-equity shares		
304,933 "C" Ordinary Shares of €0.125 each	**38,117**	38,117
15,542,148 Series A Convertible Preference Shares of €0.125 each	**1,942,768**	1,942,768
	4,086,801	4,086,676

Eontec Limited

Notes *(continued)*

13   Called-up share capital *(continued)*

During the year ended 31 December 2003, 1,000 Ordinary shares of €0.125 each were issued for total cash proceeds of €805 in connection with the exercise of options. No shares were issued in the year ended 31 December 2002. Subsequent to the year end, 857,563 Series A Convertible Preference shares were converted into the same number of Ordinary shares.

Rights pertaining to shares

The "A" and "B" Ordinary shares rank pari passu with the Ordinary shares in respect of voting rights, dividends and on a winding up.

The "C" Ordinary shares rank pari passu with the Ordinary shares in every respect except that they have a liquidation preference representing a right to be repaid an amount equal to the capital (together with any premium) paid up together with an amount equal to 8% of the capital compounded annually from 19 October 2001 on a Liquidation Event (being the winding up of the Company or an Asset Sale or a Share Sale as defined in the company's Articles of Association). Thereafter, the holders of the "C" Ordinary shares shall not be entitled to any further participation in the profits or assets of the company.

The rights of the Series A Convertible Preference Shares ("Series A Shares") are as follows:

Voting: All of the rights normally associated with Ordinary shares including the rights to receive notice of and attend and vote at general meetings of the company. Each Series Share has the same voting rights as an Ordinary share.

Dividends: The holders of the Series A Shares shall be entitled to receive dividends on the shares held by them as if all of the Series A Shares had been converted into Ordinary shares.

Liquidation Event: In the case of a Liquidation Event (as defined above) the Series A Shares are entitled in priority to all other shareholders, except for the "C" Ordinary shareholders (with whom this entitlement ranks pari passu) to receive the greater of:

(i)   the capital (including any premium) compounded annually from 19 October 2001 at 8% or

(ii)   the amount the Series A shareholders would receive if they converted their shares (excluding any accrued dividends) into Ordinary shares.

Thereafter, the Series A Shares are not entitled to any further participation in the profits or assets of the company.

Conversion: Any holder of Series A Shares shall be entitled at any time by giving notice in writing to the company to convert all or any of the Series A Shares held by such holder into Ordinary Shares at the rate of one Series A Share for one Ordinary Share, subject to any adjustment required under the company's Articles of Association if the company issues equity securities or grants any options, warrants or other shares or securities convertible into equity securities at a price per share less than the Fair Value (as defined in the company's Articles of Association).

Eontec Limited

Notes *(continued)*

13 Called-up share capital *(continued)*

The Series A Shares shall be convertible to Ordinary shares at the option of the Company in the following circumstances:

A.   in the event that the holders of a majority of the outstanding Series A Shares consent to such conversion; or

B.   immediately prior to the closing of a Qualified IPO (as defined in the company's Articles of Association).

The "C" Ordinary Shares and the Series A Shares are Non-equity shares as defined by FRS 4 "Capital Instruments".

Share Options

On 9 November 2001 the company approved a revised share option plan. This plan is open to directors, officers, employees and consultants of the group. The Board in its discretion determines the recipients of options and the final exercise price. Issued options may be exercised 20% on grant and 20% on each of the four anniversaries thereafter. Accelerated vesting takes place in the event of the sale of the group or the sale of its business. Options are in respect of Ordinary shares. The existing share option plan approved by the Board on 31 May 2000 remains in respect of those options already granted and to the extent that they are not cancelled.

During the year ended 31 December 2002, the company granted options over 2,069,910 Ordinary shares and options over 1,028,046 Ordinary shares were cancelled.

During the year ended 31 December 2003, the company granted options over 918,000 Ordinary shares, options over 611,756 Ordinary shares were cancelled and options over 1,000 Ordinary shares were exercised. There were options outstanding over a total of 5,059,662 Ordinary shares at 31 December 2003. A further 870,500 options over Ordinary shares were granted and 197,000 options over Ordinary shares were cancelled subsequent to the year end.

On 12 March 2004, the directors of the company agreed to re-price substantially all of the outstanding options by reducing the exercise prices to US$0.25 per share. All outstanding options vested on 20 April 2004 when the company's share capital was acquired by Siebel Systems Ireland Holdings Limited.

Eontec Limited

Notes *(continued)*

14   Share premium

	2003	2002
	€	€
At start of year	**34,755,467**	34,686,627
Premium arising on shares issued	**680**	-
Share issue expenses	**-**	68,840
At end of year	**34,756,147**	34,755,467

15   Reconciliation of movement in shareholders' (deficit) / funds

	2003	2002
	€	€
Opening shareholders' funds	**4,433,472**	13,258,147
Loss for the financial year	**(6,644,944)**	(8,893,515)
Issue of share capital	**125**	-
Increase in share premium	**680**	68,840
Closing shareholders' (deficit) / funds	**(2,210,667)**	4,433,472

16   Notes to the cash flow statement

(a) Reconciliation of operating loss to net cash outflow from operating activities:

	2003	2002
	€	€
Operating loss	**(6,606,936)**	(9,189,540)
Depreciation	**727,500**	760,445
(Increase)/decrease in debtors	**(1,285,574)**	2,685,005
Increase/(decrease) in creditors	**685,179**	(1,401,489)
Increase/(decrease) in deferred revenue	**335,682**	(4,305,858)
Net cash outflow from operating activities	**(6,144,149)**	(11,451,437)

Eontec Limited

Notes *(continued)*

16 Notes to the cash flow statement *(continued)*

(b) Analysis of cash flows:

	2003	2002
	€	€
Returns on investments and servicing of finance		
Interest paid	**(58,207)**	(64,383)
Interest received	**115,974**	433,671
Net cash inflow	**57,767**	369,288
Capital expenditure and financial investment		
Purchase of tangible fixed assets	**(178,706)**	(634,311)
Net cash outflow	**(178,706)**	(634,311)
Financing		
Issue of ordinary share capital (net of expenses)	**805**	68,840
Capital element of finance lease payments	**(182,002)**	(237,604)
Net cash outflow	**(181,197)**	(168,764)

(c) Analysis and reconciliation of net funds:

	1 January 2003	Cash flow	31 December 2003
	€	€	€
Cash at bank and in hand	10,624,690	(6,508,410)	**4,116,280**
Bank overdrafts	(58,736)	21,274	**(37,462)**
Debt due within one year	(182,492)	158,359	**(24,133)**
Debt due after one year	(23,643)	23,643	**-**
Net funds	10,359,819	(6,305,134)	**4,054,685**

Eontec Limited

Notes *(continued)*

16   Notes to the cash flow statement *(continued)*

(d) Reconciliation of net cash flow to movement in net funds

	2003	2002
	€	€
Decrease in cash for the year	(6,487,136)	(11,936,066)
Cash outflow from change in debt		
and lease financing	182,002	237,604
Change in net funds resulting from cash flows	(6,305,134)	(11,698,462)
New finance leases	-	(38,144)
Movement in net funds in the year	(6,305,134)	(11,736,606)
Net funds at the beginning of the year	10,359,819	22,096,425
Net funds at the end of the year	**4,054,685**	10,359,819

17   Commitments and contingencies

(a)   Operating leases

Annual commitments exist under non-cancellable operating leases on premises as follows:

	€
Payable on leases which expire:	
- within one year	163,746
- from two to five years	520,174
	683,920

Eontec Limited

Notes *(continued)*

17   Commitments and contingencies *(continued)*

(b) Finance lease obligations

Finance lease obligations (all in respect of computer equipment), net of interest, are due as follows:

	€
Amounts payable:	
- within one year	24,133
- from two to five years	-
	24,133

(c) Capital commitments

Future capital expenditure approved by the directors but not provided for in these financial statements is as follows:

	Group	
	2003	2002
	€	€
Contracted	**-**	53,200
Authorised but not contracted	**-**	-
	-	53,200

(d) Security over intellectual property

A charge has been granted to IBM Business Consulting Services Pty Limited ("IBM") over certain of the group's intellectual property in connection with software licencing and professional services agreements entered into with IBM.

(e) Government grants

Under the terms of grant agreements with Enterprise Ireland dated 1 March 1999 and 10 July 2002, the group is entitled to receive grants in respect of marketing and development costs. The group has a contingent liability to repay part or all of certain of these grants if certain circumstances set out in the agreements occur. At 31 December 2003, the total of such grants received amounted to €208,567.

Eontec Limited

Notes *(continued)*

18   Subsidiary undertakings

At 31 December 2003, the company had the following subsidiary undertakings:

Company Name	Percentage Ownership	Nature of Activity	Registered Office
EON Financial Solutions Limited	100%	Dormant	c/o Robbins Olive Solicitors, Southern House, Guilford Road, Woking, Surrey, GU227UY United Kingdom.
Eontec Inc.	100%	Sales and Marketing	67 South Bedford Street, Suite 400W, Burlington, MA01803, USA.
Eontec Research & Development Limited	100%	Dormant	Block P6, East Point Business Park, Dublin, Ireland.
Bankframe Eontec Inc	100%	Sales and Marketing	109 Avondale Road, Portmouth, Nova Scotia, B2V1H3, Canada.
Eontec Japan KK	100%	Sales and Marketing	East Tower, 4 Floor Otemachi First Square 1-5-1 Otemachi, Chkyoda- Ku, Tokyo.
Eontec Singapore Pte Ltd	100%	Sales and Marketing	35th Floor UOB Plaza 1, 80 Raffles Place, Singapore, 048624.
Eontec Australia PTY Limited	100%	Sales and Marketing	C/o Freeman Kennedy, Suite 3, 12A Kurrawyba Avenue, Terrigal, NSW 2260, Australia.
Eontec Sales Limited	100%	Dormant	Block P6, East Point Business Park, Dublin, Ireland.
Eontec BV	100%	Sales and Marketing	Localtellikade 1 Parnassustrn, 1076AZ Amsterdam, Netherlands.

Eontec Limited

Notes *(continued)*

19 Related party transactions

The company has availed of the exemption available in FRS 8 - Related Party disclosures from disclosing transactions with group undertakings.

Sameara Limited, a company owned and controlled by Patrick J Brazel, a director of the company, provides management and consulting services to the company. The total fees payable to Sameara Limited in relation to these services amounted to €325,206 for the year (2002 - €248,127).

Henderson Executive Services Limited, a company owned and controlled by Geoff Henderson, a director of the company until 20 April 2004, provides management and consulting services to the company. The total fees payable to Henderson Executive Services Limited in relation to these services amounted to €53,469 for the year (2002- €63,173).

Bernard Horn, a director of the company until 20 April 2004, provides management and consulting services to the company. The total fees payable to Bernard Horn in relation to these services amounted to €107,124 for the year (2002 - €21,874).

The Canadian Imperial Bank of Commerce ("CIBC"), a shareholder in the company, is also a customer of the group. Total revenue recognised in respect of CIBC fees for licences and professional, maintenance, and training services amounted to €6,341,007 for the year ended 31 December 2003. At 31 December 2003 the total of such fees receivable amounted to €1,379,419, which are recorded in the group's trade debtor balance.

20 Pensions

The group provides for employees through a defined contribution pension scheme and contributes to a number of personal pension schemes of certain senior executives. The assets of the scheme are held separately from those of the group in independently administered funds. The pension charge represents contributions payable by the group to the funds amounted to €369,642 (2002- €472,295). There were contributions due to the funds at the end of the year of €45,648 (2002- €145,217).

21 Generally accepted accounting principles in the United States of America ("US GAAP")

The consolidated financial statements of the group are prepared under generally accepted accounting principles in Ireland ("Irish GAAP"), which differ in certain respects from U.S. GAAP. The presentation of information also differs. The material differences, as they apply to the group's financial statements, are as follows:

Revenue recognition

Substantially all of the group's revenues are derived from three primary sources: (i) licensing software, (ii) providing technical support and product updates, otherwise known as maintenance and (iii) providing professional services, including implementation and training services. The group licenses its software in multiple element arrangements in which the customer typically purchases a combination of: (i) its software products, and one or both of (ii) a maintenance arrangement, and (iii) a professional services.

Eontec Limited

Notes *(continued)*

21   Generally accepted accounting principles in the United States of America ("US GAAP") *(continued)*

Under Irish GAAP, the group recognizes revenue on multiple element arrangements under the percentage of completion contract accounting method where the professional services are essential to the functionality of the software. The maintenance element of such arrangements is unbundled and recognized based on its fair value ratably over the maintenance period.

Under U.S. GAAP, revenue is recognized using the residual method pursuant to the requirements of Statement of Position No. 97-2 "Software Revenue Recognition" ("SOP 97-2"), as amended by Statement of Position No. 98-9, "Software Revenue Recognition with Respect to Certain Arrangements" and where its software arrangements involve significant production, modification or customisation of the software, SOP 97-2 requires that the company apply SOP 81-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts" ("SOP 81-1"). Under SOP 97-2, revenue attributable to an element in a customer arrangement is recognized when persuasive evidence of an arrangement exists and delivery has occurred, provided the fee is fixed or determinable, collectibility is probable and the arrangement does not require significant customization of the software. Under SOP 81-1, arrangements are accounted for using the percentage of completion method whereby revenues and costs are recognised based on the stage of completion of the contract at the balance sheet date, or the completed contract method whereby revenues and costs are recognised on completion of the contract, depending on the nature of individual arrangements.

Further, under the residual method prescribed by SOP 97-2 and SOP 98-9, revenue is recognized in a multiple element arrangement when company-specific objective evidence ("VSOE") of fair value exists for all of the undelivered elements in the arrangement, but does not exist for one of the delivered elements in the arrangement. The group allocates revenue to each element in a multiple element arrangement based on its respective fair value, with the fair value determined by the price charged when that element is sold separately.

Specifically, the company determines the VSOE of the maintenance portion of the arrangement based on the renewal price of the maintenance charged to the customer based on full deployment of the licensed software products and the fair value of the professional services portion of the arrangement based on the hourly rates that the group charges for these services when sold independently from a software license. If VSOE of fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue from the arrangement is deferred and recognized over the period that these undelivered elements are performed.

For three of the group's software arrangements entered into in 2003 that required significant customisation, it was determined that no VSOE had been established for the maintenance element of the arrangements. Since the group was unable to estimate the costs of providing the maintenance on these contracts, it concluded that it was unable to utilize the percentage of completion method of revenue recognition on these contracts. Therefore, the entire arrangements were accounted for under SOP 81-1 under the completed-contract method.

Eontec Limited

Notes *(continued)*

21   Generally accepted accounting principles in the United States of America ("US GAAP") *(continued)*

Under Irish GAAP, the group's recognition of revenue did not differ from U.S. GAAP for the year ended 31 December 2002. Under Irish GAAP, the group recognized revenue under the percentage of completion method of accounting for all of its arrangements, including the three arrangements in which it had not established VSOE for their maintenance element, for the year ended 31 December 31 2003. Under Irish GAAP revenue was recognised on these three arrangements on the basis that fair value as defined under Application Note G ("Revenue Recognition") of FRS 5 ("Substance of Transactions") could be determined for the maintenance element of the arrangements. The fair value of the maintenance element of the arrangements was unbundled and will be recognised ratably over the maintenance period, while the licence and service elements of the arrangements are being recognised under the percentage of completion method. Under U.S. GAAP, the group has deferred the revenue and related costs under these three contracts and will recognize the revenue ratably over the related maintenance period once all other elements have been delivered.

Vacation accrual

Under US GAAP, employers must accrue for the cost of all vacation days due to employees at the balance sheet date. Under Irish GAAP, there is no requirement to accrue for these costs.

Reconciliation

The following is a summary of the material adjustments to net loss and shareholders' equity (deficit) which would be required had the financial statements been prepared in accordance with U.S. GAAP for the years ended 31 December 2003 and 31 December 2002:

(i)   Net loss

	Year ended 31 December 2003 €	Year ended 31 December 2002 €
Loss for the financial year as stated under Irish GAAP	**(6,644,944)**	(8,893,515)
Adjustments to conform to US GAAP		
Revenue recognition - Revenue	**(3,017,675)**	-
Revenue recognition – Capitalized contract costs	**2,436,615**	-
Vacation accrual	**7,871**	24,832
Total adjustments	**(573,189)**	24,832
Net loss as stated under US GAAP	**(7,218,133)**	(8,868,683)

Eontec Limited

Notes *(continued)*

21 Generally accepted accounting principles in the United States of America ("US GAAP") *(continued)*

(ii) Reconciliation of shareholders' equity (deficit)

The following is the reconciliation between Irish GAAP and US GAAP of the group's shareholders' equity (deficit) as of 31 December 2003 and 31 December 2002:

	31 December 2003 €	31 December 2002 €
Total equity (deficit) as stated under Irish GAAP	**(2,210,667)**	4,433,472
Adjustments to conform to US GAAP		
Revenue recognition - Revenue	**(3,017,675)**	-
Revenue recognition – Capitalized contract costs	**2,436,615**	-
Creditors – amounts falling due within one year - vacation accrual	**(231,216)**	(239,087)
Total adjustments	**(812,276)**	(239,087)
Shareholders' equity (deficit) as stated under US GAAP	**(3,022,943)**	4,194,385

Eontec Limited

Notes *(continued)*

21 Generally accepted accounting principles in the United States of America ("US GAAP") *(continued)*

Consolidated cash flow data

In accordance with Irish GAAP the group complies with Financial Reporting Standard No 1, "Cash Flow Statements" ("FRS 1"). Its objectives and principles are similar to those set out in SFAS No. 95 "Statement of Cash Flows" ("SFAS 95"). The principal difference between the standards is in respect to classification. Under FRS 1, the group has presented its cashflows for (a) operating activities; (b) returns on investment and servicing of finance; (c) taxation; (d) capital expenditure; and (e) financing activities. SFAS 95 requires only three categories of cash flow activities, (a) operating; (b) investing; and (c) financing. Cash flows arising from taxation and returns on investments and servicing of finance under FRS 1 are included as operating activities under SFAS 95. The following is the US GAAP cashflow data for the years ended 31 December 2003 and 31 December 2002:

	Year ended 31 December 2003 €	Year ended 31 December 2002 €
Cash outflow from operating activities	**(6,127,233)**	(11,132,991)
Cash outflow from investing activities	**(178,706)**	(672,455)
Cash outflow from financing activities	**(202,471)**	(297,233)
Change in cash and cash equivalents	**(6,508,410)**	(12,102,679)
Cash and cash equivalents, beginning of year	**10,624,690**	22,727,369
Cash and cash equivalents, end of year	**4,116,280**	10,624,690

22 Approval of the financial statements

The board of directors approved these financial statements on 29 June 2004.

Exhibit 99.3

SIEBEL SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS

SIEBEL SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED
FINANCIAL STATEMENTS

The following unaudited pro forma combined condensed financial statements have been prepared to give effect to Siebel Systems, Inc.'s ("Siebel Systems") acquisition of Eontec Limited ("Eontec") through its wholly-owned subsidiary, Siebel Systems Ireland Holdings Limited, on April 20, 2004 (the "Acquisition"), using the purchase method of accounting and the assumptions and adjustments described in the accompanying notes to the unaudited pro forma combined condensed financial statements. These unaudited pro forma combined condensed financial statements were prepared as if the Acquisition had been completed as of January 1, 2003 with respect to the statements of operations, and as of March 31, 2004 with respect to the balance sheet.

The unaudited pro forma combined condensed financial statements are based upon the respective historical financial statements of Siebel Systems and Eontec. These unaudited pro forma combined condensed financial statements should be read in conjunction with: (i) Siebel Systems' Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 filed on April 30, 2004; (ii) Siebel Systems' Annual Report on Form 10-K for the year ended December 31, 2003 filed on March 12, 2004; (iii) Eontec's audited financial statements for the years ended December 31, 2003 and 2002, included in this Form 8-K as Exhibit 99.2; and (iv) the accompanying notes to the unaudited pro forma combined condensed financial statements. The financial statements of Eontec included as Exhibit 99.2 to this Form 8-K have been presented in Euros and prepared in accordance with generally accepted accounting principles in Ireland, whereas all amounts for Eontec included herein have been presented in U.S. dollars and prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

The unaudited pro forma combined condensed financial statements include adjustments, which are based upon preliminary estimates, to reflect the allocation of the purchase price to the acquired assets and assumed liabilities of Eontec. The purchase price allocation presented herein is preliminary, and final allocation of the purchase price will be based upon actual net tangible and intangible assets acquired as well as liabilities assumed as of the date of the Acquisition. Accordingly, final purchase accounting adjustments may differ from the pro forma adjustments presented herein.

The unaudited pro forma combined condensed financial statements are intended for informational purposes only and, in the opinion of management, are not necessarily indicative of the financial position or results of operations of Siebel Systems had the Acquisition actually been effected as of the dates indicated, nor are they indicative of Siebel Systems' future financial position or results of operations.

The unaudited pro forma combined condensed financial statements do not include potential cost savings from operating efficiencies or synergies that may result from the Acquisition.

SIEBEL SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED BALANCE SHEET
as of March 31, 2004
(in thousands)

	Siebel Systems as of 3/31/04	Eontec as of 3/31/04 (a)	Pro Forma Adjustments	Pro Forma Combined
Assets				
Current Assets:				
Cash and cash equivalents	$ 659,685	$ 3,097	$ (70,000) (b)	$ 592,782
Short-term investments	1,473,242	--	--	1,473,242
Total cash, cash equivalents, and short-term investments	2,132,927	3,097	(70,000)	2,066,024
Accounts receivable, net	231,097	3,623	--	234,720
Deferred income taxes	59,786	--	--	59,786
Prepaids and other	38,637	5,241	(4,421) (c)	39,457
Total current assets	2,462,447	11,961	(74,421)	2,399,987
Property and equipment, net	131,016	948	(413) (d)	131,551
Goodwill	144,795	--	52,593 (e)	197,388
Intangible assets, net	11,576	--	17,300 (f)	28,876
Other assets	47,060	--	--	47,060
Deferred income taxes	94,866	--	(2,912) (g)	91,954
Total assets	$ 2,891,760	$ 12,909	$ (7,853)	$ 2,896,816
Liabilities and Stockholders' Equity (Deficit)				
Current liabilities:				
Accounts payable	$ 13,570	$ 1,214	$ --	$ 14,784
Accrued expenses	303,080	2,402	3,586 (h)	309,068
Restructuring obligations	46,346	--	--	46,346
Deferred revenue	311,375	12,138	(8,284) (i)	315,229
Total current liabilities	674,371	15,754	(4,698)	685,427
Restructuring obligations, less current portion	98,697	--	--	98,697
Other long-term liabilities	6,478	2,650	(2,650) (i)	6,478
Total liabilities	779,546	18,404	(7,348)	790,602
Stockholders' equity:				
Common stock	503	--	--	503
Additional paid-in capital	1,581,725	55,637	(55,637) (j)	1,581,725
Deferred compensation	(1,235)	(2,575)	2,575 (j)	(1,235)
Accumulated other comprehensive income	57,846	--	--	57,846
Retained earnings (accumulated deficit)	473,375	(58,557)	58,557 (j)	467,375
			(6,000) (k)	
Total stockholders' equity (deficit)	2,112,214	(5,495)	(505)	2,106,214
Total liabilities and stockholders' equity	$ 2,891,760	$ 12,909	$ (7,853)	$ 2,896,816

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

SIEBEL SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
for the Three Months Ended March 31, 2004
(in thousands, except per share data)

	Siebel Systems Three Months Ended 3/31/04	Eontec Three Months Ended 3/31/04 (l)	Pro Forma Adjustments	Pro Forma Combined
Revenues:				
Software	$ 126,799	$ 715	$ --	$ 127,514
Professional services, maintenance and other	202,488	1,786	--	204,274
Total revenues	329,287	2,501	--	331,788
Cost of revenues:				
Software	3,207	78	535 (m)	3,820
Professional services, maintenance and other	107,925	1,932	80 (n)	109,937
Total cost of revenues	111,132	2,010	615	113,757
Gross margin	218,155	491	(615)	218,031
Operating expenses:				
Product development	72,024	2,869	--	74,893
Sales and marketing	86,257	3,492	258 (o)	90,007
General and administrative	21,574	1,248	--	22,822
Restructuring and related expenses	598	--	--	598
Total operating expenses	180,453	7,609	258	188,320
Operating income (loss)	37,702	(7,118)	(873)	29,711
Other income, net:				
Interest and other income, net	12,075	19	(380) (p)	11,714
Interest expense	(320)	(14)	--	(334)
Total other income, net	11,755	5	(380)	11,380
Income (loss) before income taxes	49,457	(7,113)	(1,253)	41,091
Income tax expense (benefit)	17,805	11	(1,046) (q)	16,770
Net income (loss)	$ 31,652	$ (7,124)	$ (207)	$ 24,321
Diluted net income (loss) per share	$ 0.06			$ 0.04
Basic net income (loss) per share	$ 0.06			$ 0.05
Shares used in diluted share computation	546,401			546,401
Shares used in basic share computation	501,128			501,128

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

SIEBEL SYSTEMS, INC.
UNAUDITED PRO FORMA COMBINED CONDENSED STATEMENT OF OPERATIONS
for the Year Ended December 31, 2003
(in thousands, except per share data)

	Siebel Systems Year Ended 12/31/03	Eontec Year Ended 12/31/03 (l)	Pro Forma Adjustments	Pro Forma Combined
Revenues:				
Software	$ 482,274	$ 4,144	$ --	$ 486,418
Professional services, maintenance and other	871,954	7,886	--	879,840
Total revenues	1,354,228	12,030	--	1,366,258
Cost of revenues:				
Software	18,357	123	2,140 (m)	20,620
Professional services, maintenance and other	487,840	2,699	1,220 (n)	491,759
Total cost of revenues	506,197	2,822	3,360	512,379
Gross margin	848,031	9,208	(3,360)	853,879
Operating expenses:				
Product development	308,852	5,417	--	314,269
Sales and marketing	357,133	7,810	1,033 (0)	365,976
General and administrative	106,082	2,912	--	108,994
Restructuring and related expenses	104,391	1,177	--	105,568
Purchased in-process product development	5,312	--	--	5,312
Total operating expenses	881,770	17,316	1,033	900,119
Operating loss	(33,739)	(8,108)	(4,393)	(46,240)
Other income, net:				
Interest and other income, net	54,071	131	(1,777) (p)	52,425
Loss on early extinguishment of debt	(10,711)	--	--	(10,711)
Interest expense	(14,927)	(66)	--	(14,993)
Total other income, net	28,433	65	(1,777)	26,721
Loss before income taxes	(5,306)	(8,043)	(6,170)	(19,519)
Income tax benefit	(1,910)	108	(1,777) (q)	(3,579)
Net loss	$ (3,396)	$ (8,151)	$ (4,393)	$ (15,940)
Diluted net loss per share	$ (0.01)			$ (0.03)
Basic net loss per share	$ (0.01)			$ (0.03)
Shares used in diluted share computation	491,961			491,961
Shares used in basic share computation	491,961			491,961

The accompanying notes are an integral part of these unaudited pro forma combined condensed financial statements.

NOTES TO UNAUDITED PRO FORMA COMBINED CONDENSED FINANCIAL STATEMENTS

The unaudited pro forma combined condensed financial statements included herein have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and certain footnote disclosures normally included in the financial statements prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") have been condensed or omitted pursuant to such rules and regulations; however, management believes that the disclosures are adequate to make the information presented not misleading.

1. BASIS OF PRO FORMA PRESENTATION

On April 20, 2004, Siebel Systems, through its wholly-owned subsidiary, Siebel Systems Ireland Holdings Limited, acquired all of the outstanding shares of Eontec, a global provider of multichannel retail banking solutions, for initial cash consideration of $70.0 million. In the event certain revenue targets for the period from April 20, 2004 through March 31, 2005 are met, the Eontec former shareholders may receive up to an additional $37.5 million in cash, and former employees of Eontec who are employees of Siebel Systems at the time of the payment (the "Employees") may receive up to $22.5 million in cash (collectively, the "Earnout"). All amounts paid by Siebel Systems to the former shareholders of Eontec will be recorded as purchase price for the outstanding shares of Eontec. Amounts paid by Siebel Systems to the Employees will be recorded as compensation expense.

Siebel Systems expects the acquisition of Eontec to expand its banking solutions to include branch teller and Internet banking systems, creating one of the only retail banking solutions that enables banks to increase branch profitability using an integrated suite of financial transaction, marketing, sales, service and business intelligence capabilities. Siebel Systems also expects that this integrated solution will offer a standards-based, service oriented architecture to handle a wide range of customer interactions through multiple channels, including the branch, call center, Internet and ATM. Further, Siebel Systems expects to capitalize on the expertise of the Eontec management team in the retail banking market and their ability to develop new products using Siebel Systems' existing technology.

The unaudited pro forma combined condensed balance sheet as of March 31, 2004 was prepared by combining the historical consolidated condensed balance sheet data for Siebel Systems and Eontec as if the Acquisition had been consummated on March 31, 2004. The unaudited pro forma combined condensed statements of operations for the year ended December 31, 2003 and for the three months ended March 31, 2004 give effect to the Acquisition as if it had occurred on January 1, 2003.

2. PURCHASE PRICE ALLOCATION

The following represents the preliminary allocation of the purchase price paid for Eontec based on the estimated fair values of the acquired assets and assumed liabilities of Eontec as of March 31, 2004. The preliminary allocation of the purchase price may not be indicative of the final allocation of purchase price consideration. Actual fair values will be determined as more detailed analysis is completed and additional information becomes available related to the fair values of the assets acquired and liabilities assumed from Eontec on April 20, 2004.

The unaudited pro forma combined condensed financial statements reflect at total initial purchase price of $73.6 million (the "Initial Purchase Price"), consisting of the following: (i) the payment of the initial cash consideration of $70.0 million, and (ii) estimated transaction costs of $3.6 million. Under the purchase method of accounting, the Initial Purchase Price is allocated to Eontec's net tangible and intangible assets based upon their estimated fair value as of the date of the Acquisition. The Initial Purchase Price does not include any contingent earnout amounts. The preliminary purchase price allocation as of March 31, 2004 is as follows (in thousands):

Tangible assets:		
Cash and cash equivalents	$	3,097
Accounts receivable and other current assets		4,443
Property and equipment		535
Total tangible assets		8,075
Intangible assets:		
Acquired technology		10,700
In-process research and development		6,000
Customer relationships		4,100
Customer contracts		2,500
Goodwill		52,593
Total intangible assets		75,893
Liabilities assumed:		
Accounts payable and other accrued liabilities		(3,616)
Deferred revenue		(3,854)
Deferred tax liability		(2,912)
Total liabilities assumed		(10,382)
Net assets acquired	$	73,586

The valuation of intangible assets in the above table was determined using the "income" valuation approach. A preliminary estimate of $52.6 million has been allocated to goodwill. Goodwill represents the excess of the purchase price over the fair value of the tangible and intangible assets acquired. In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," goodwill will not be amortized but will be tested for impairment at least annually. The purchase price allocation presented above is preliminary and final allocation of the purchase price will be based upon the actual fair values of the net tangible and intangible assets acquired, as well as liabilities assumed as of the date of the Acquisition. Any change in the fair value of the net assets of Eontec will change the amount of the purchase price allocable to goodwill. The final purchase accounting adjustments may differ materially from the pro forma adjustments presented herein.

There were no historical transactions between Siebel Systems and Eontec.

3. PRO FORMA ADJUSTMENTS

The unaudited pro forma combined condensed balance sheet and statements of operations give effect to the following pro forma adjustments:

Balance Sheet

a) Eontec's condensed balance sheet data reflect certain adjustments to conform the historical balance sheet from generally accepted accounting principles in Ireland to U.S. GAAP. Please refer to Note 21 to Eontec's consolidated financial statements, attached hereto as Exhibit 99.2, for a further description of the nature of these adjustments. Further, Eontec's condensed balance sheet data have been translated from the Euro to U.S. dollars using the exchange rate as of March 31, 2004.

b) To reflect the acquisition of all of the outstanding securities of Eontec for cash consideration of $70.0 million.

c) To eliminate deferred costs of $4.7 million associated with contracts accounted for by Eontec in accordance with the provisions of SOP 98-1 "Accounting for Performance of Construction-Type and Certain Production-Type Contracts." As these deferred costs have no future benefit to Siebel Systems, amounts were eliminated.

Partially offsetting the elimination of deferred costs is an adjustment to reflect $280,000 of "other receivables" associated with: (i) proceeds from employee options exercised at Acquisition and (ii) anticipated proceeds from the disposition of certain property and equipment at Acquisition.

d) To eliminate Eontec's property and equipment abandoned at the date of Acquisition and/or to adjust the historical values of Eontec's property and equipment to the estimated fair value as of the date of Acquisition.

e) To reflect goodwill of $52.6 million created as a result of the acquisition of Eontec.

f) To reflect the acquisition of the three identifiable intangible assets ("Acquired Technology," "Customer Relationships" and "Customer Contracts").

g) To reflect a net deferred tax liability of $2.9 million, which consists primarily of deferred tax liabilities associated with the acquired identifiable intangible assets. Eontec's net operating loss carryforwards ("NOL") have not been reflected in the accompanying unaudited pro forma combined condensed balance sheet, as the NOL may be limited.

h) To reflect an accrual for estimated transaction costs of $3.6 million, consisting primarily of professional fees incurred related to investment bankers, attorneys, accountants and valuation advisors.

i) To adjust Eontec's historical deferred revenue to the estimated fair value and/or to write off deferred revenue amounts where no legal performance obligations exist after the Acquisition.

j) To reflect the elimination of Eontec's historical stockholders' equity upon Acquisition.

k) To reflect the acquisition of in-process research and development, an intangible asset that will be charged to expense at Acquisition.

Statement of Operations

l) Eontec's condensed statements of operations data reflect certain adjustments to conform the historical statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 from generally accepted accounting principles in Ireland to U.S. GAAP. Please refer to Note 21 to Eontec's consolidated financial statements, attached hereto as Exhibit 99.2, for a further description of the nature of these adjustments. Further, Eontec's condensed statements of operations for the three months ended March 31, 2004 and the year ended December 31, 2003 have been translated from the Euro to U.S. dollars using the average exchange rates during each of the respective periods.

Included in Eontec's statement of operations for the three months ended March 31, 2004 is a compensation charge of $4.3 million related to the repricing of certain of its stock options on March 12, 2004.

m) To reflect the amortization of the Acquired Technology intangible asset over an estimated useful life of five years.

n) To reflect the amortization of the Customer Contracts intangible asset over an estimated weighted-average useful life of three and half years.

o) To reflect the amortization of the Customer Relationships intangible asset over an estimated weighted-average useful life of four and half years.

p) To reflect the decrease in interest income related to the initial cash consideration of $70.0 million paid to the shareholders of Eontec. The reduction of interest income was based on assumed interest rates of approximately 2.5% and 2.2% during the year ended December 31, 2003 and the three months ended March 31, 2004, respectively.

q) To adjust the pro forma tax provision to reflect the estimated tax provision of the combined results of Siebel Systems and Eontec.